# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### April 14, 2010

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Sims Metal Management Limited

### File No. 1-33983 - CF#24444

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Sims Metal Management Limited submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 4.16 to a Form 20-F filed on December 10, 2008, as modified by the same contract refiled with fewer redactions as Exhibit 4.16 to a Form 20-F/A filed on April 14, 2010.

Based on representations by Sims Metal Management Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

> Exhibit 4.16          through December 31, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brigitte Lippmann
Special Counsel